UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Spindle, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

848543 948
(CUSIP Number)

Michael Kelly
 5320 South 900 East
Salt Lake City, Utah 84117
Telephone: (801) 462-0816

Copy to:

Strasburger & Price, LLP
Attn: Kevin Woltjen
901 Main Street, Suite 4400
Dallas, Texas 75202
Telephone: (214) 651-4300
(Name, address and telephone number of person
authorized to receive notices and communications)

June 16, 2015
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [    ]

Check the following box if a fee is being paid with the statement.  [     ]

SCHEDULE 13D

CUSIP No.	848543 948
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Kelly
2	CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36% (1)
14	TYPE OF REPORTING PERSON IN

(1) This percentage is calculated based on the number of shares of common stock of the Issuer outstanding as disclosed in its most recent 10-Q filing.

Item 1.	Security and Issuer

This statement relates to common stock, par value $0.001 (“Common Stock”), of Spindle, Inc., a Nevada corporation, with principal executive offices at 8700 East Vista Bonita, Suite 260, Scottsdale, Arizona (the “Company”).

Item 2.	Identity and Background

This statement is filed by Michael Kelly who is a citizen of the United States. Mr. Kelly is a private investor and his business address is 5320 South 900 East, Salt Lake City, Utah 84117.

Mr. Kelly has not, during the last five (5) years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Kelly acquired 4,000,000 shares of Common Stock in exchange for $400,000 of his personal funds.

Item 4.	Purpose of Transaction

The acquisition of Common Stock made by Mr. Kelly was for investment purposes. Mr. Kelly intends to review his investment in the Company on a continuing basis and any actions Mr. Kelly might undertake will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Mr. Kelly may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities of the Company then held, in the open market or in privately negotiated transactions. Other than as described herein, Mr. Kelly currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of the Schedule, although, depending on the factors discussed herein, Mr. Kelly may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 may be found in rows 11 and 13 of the cover page.  The powers the person identified in the preceding sentence has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.  No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to Be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2015

 /s/ Michael Kelly
Michael Kelly